Mail Stop 3010

October 14, 2009

VIA U.S. MAIL and FAX 301-574-5383

Joe V. Olree
Chief Financial Officer
Landmark Land Company, Inc.
2817 Crain Highway
Upper Marlboro, MD 20774

>   **Re: Landmark Land Company, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2008**
>   **Filed April 15, 2009**
>   **File No. 001-08755**

Dear Mr. Olree:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief